UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

HARRINGTON WEST FINANCIAL GROUP, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
41383L104
(CUSIP Number)
March 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	41383L104

1	NAMES OF REPORTING PERSONS Peter L. Fraser

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	5	SOLE VOTING POWER

NUMBER OF		392,677

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		86,400

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		392,677

WITH:	8	SHARED DISPOSITIVE POWER

		86,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Peter L. Fraser: 479,077

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.82%

12	TYPE OF REPORTING PERSON

	INDIVIDUAL (IN)

SCHEDULE 13G
Item 1(a) Name of Issuer.
HARRINGTON WEST FINANCIAL GROUP, INC.
Item 1(b) Address of Issuer’s Principal Executive Offices.
601 Alamo Pintado Rd
Solvang, CA 93463
Item 2(a) Name of Person Filing.
Peter L. Fraser
Item 2(b) Address of Principal Business Office.
c/o West Face Capital
2 Bloor Street East, Suite 810, Box 85
Toronto, ON M4W 1A8
Item 2(c) Citizenship.
Canada
Item 2(d) Title of Class of Securities.
Common Stock
Item 2(e) CUSIP Number.
41383L104

Item 3 Reporting Person.
If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
☐ Broker or dealer registered under Section 15 of the Act.
☐ Bank as defined in Section 3(a)(6) of the Act.
☐ Insurance company as defined in Section 3(a)(19) of the Act.
☐ Investment company registered under Section 8 of the Investment Company Act of 1940.
☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4 Ownership.
a.	Amount Beneficially Owned: 479,077 shares of common stock.

b.	Percent of Class: 6.82%

c.	Number of Shares as to which such person has:
i.	Sole power to vote or direct the vote: 392,677

ii.	Shared power to vote or direct the vote: 86,400

iii.	Sole power to dispose or to direct the disposition of: 392,677

iv.	Shared power to dispose or to direct the disposition of: 86,400
Item 5 Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
N/A.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
N/A.
Item 8 Identification and Classification of Members of the Group.
N/A.
Item 9 Notice of Dissolution of Group.
N/A.
Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2009	/s/ PETER L. FRASER
Peter L. Fraser